EXHIBIT 99.1



                       [GRUPO PAO DE ACUCAR LOGO OMITTED]


                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                      Public Company of Authorized Capital
                          CNPJ/MF N. 47.508.411/0001-56

                               PUBLIC ANNOUNCEMENT

COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) communicates to its shareholders, investors in general, clients, suppliers and employees, that in an Extraordinary General Meeting held on February 28, 2003, the following items were defined:

1. Right to receive dividends of the preferred shares. A new differential was approved for the preferred shares issued by CBD. This differential consists in the right to receive, per preferential share, dividends 10% higher than the dividends attributed to each common share. The rights currently granted by the By-laws for the preferred shares will be maintained, including the priority to receive annual minimum dividend in the amount of R$ 0.15 (fifteen centavos of Real) per 1,000 preferred shares, non-cumulative.
This differential will be applicable when new preferred shares are issued by CBD; then this advantage will be attributed to all preferred shares, including the currently existing shares and the ones that might be issued in the future.

2. Corporate Governance. The changes in the Board of Directors and in the Statutory Executive Management of the Company were put into effect, as foreseen in the process of administrative restructuring announced in the Material Fact issued on December 11, 2002. The management model implemented respects the most solid practices of Corporate Governance, with a stronger and more structured Board of Directors, that will count on specific committees for certain areas of control. The Executive Management, formed by qualified professionals, will carry the daily management of the business.


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Board of Directors - The new Board of Directors of CBD has the following composition:

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    Chairman                             Abilio Diniz
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    Honorary Chairman                    Valentim dos Santos Diniz
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    Members                              Ana Maria Diniz D'Avila
                                         Augusto Marques da Cruz Filho
                                         Christian Pierre Couvreux
                                         Fernao Carlos Botelho Bracher
                                         Gerald Dinu Reiss
                                         Joao Paulo Diniz
                                         Jose Roberto Mendonca de Barros
                                         Luiz Carlos Bresser G. Pereira
                                         Mailson Ferreira da Nobrega
                                         Maria Silvia Bastos Marques
                                         Pedro Paulo Diniz
                                         Pierre Bruno Charles Bouchut
                                         Roberto Teixeira da Costa
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Board of Directors Committees:

1.  Executive Committee

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    Abilio Diniz (Coordinator)           Gerald Dinu Reiss
    Ana Maria Diniz D'Avila              Joao Paulo Diniz
    Candido Bracher                      Luiz Carlos Bresser G. Pereira
    Francis Mauger                       Maria Silvia Bastos Marques
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2.  Financial Committee

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    Ana Maria Diniz (Coordinator)
    Abilio Diniz
    Joao Paulo Diniz
    Pedro Paulo Diniz
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3.  Development and Marketing Committee

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    Joao Paulo Diniz (Coordinator)
    Abilio Diniz
    Ana Maria Diniz
    Pedro Paulo Diniz
    Luiz Salles
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Advisory Council - The following members were elected to the CBD's Advisory
Council: Manuel Carlos Teixeira de Abreu, Jose Luiz Bulhoes Pedreira Neto, Candido B. Bracher, Luiz Felipe Chaves D'Avila and Luiz M. D. Sales.

Having independent members in the Board of Directors and in the Advisory Council reinforces the shareholders' commitment to give CBD an increasingly open, professional and high-quality management.

Statutory Executive Management - Mr. Augusto Marques da Cruz Filho is now the President; he was the Executive Vice President for Administration and Finance of CBD. In order to occupy his former position, CBD announces the hiring of two new
Executives:

    - Administrative Director - Eneas Cesar Pestana Neto, a professional with broad experience in the financial-administrative area of several firms. Mr. Eneas was the Vice President of the Diagnosticos da America S/A (Laboratorios Delboni Auriemo), and before he worked for companies such as GP Investimentos and Carrefour;


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    -    Financial Director - Leonardo de Paiva Rocha, a professional with solid formation in the financial area. Mr. Leonardo was the Director of Corporate Development of Telefonica Internacional, and before he was the Vice-President for Administration and Finance of Telecomunicacoes de Sao Paulo SP, having also worked for companies such as like Coca-Cola, Makro and Exxon Quimica.


The Statutory Executive Management of CBD now has the following composition:

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    President             Augusto Marques da Cruz Filho

    Executive             Caio Racy Mattar (Investment and Construction)
    Directors             Cesar Suaki dos Santos (Supply Chain)
                          Hugo A. Jordao Bethlem (Commercial)
                          Jose Roberto C. Tambasco (Supermarkets)
                          Jean Henri A. Duboc (Hypermarkets)
                          Maria Aparecida Fonseca (Human Resources)
                          Eneas Cesar Pestana Neto (Administrative)
                          Leonardo de Paiva Rocha (Financial and Controlling)
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Investors Relations - Mr. Fernando Queiroz Tracanella was elected Investors
Relations Director.

The controlling shareholders and the Management reinforce that the administrative reformulation that is being implemented represents a significant step towards the consolidation of the advances achieved by CBD in the last years. The main goal is to meet the corporate governance principles and the continuity of the professionalization process of CBD, especially regarding the separation between the roles performed by the controlling shareholders, the Board of Directors and the Executive Management.


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                            Sao Paulo, April 07, 2003


         Abilio Diniz                          Augusto Marques da Cruz Filho
     Chairman of the Board                                  CEO





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COMPANHIA BRASILEIRA DE DISTRIBUICAO       THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                        Doris Pompeu
Investors Relations Director               Tel: 55 (11) 3848 0887 ext.208
Daniela Sabbag                             Email:  doris.pompeu@thomsonir.com.br
Financial Analyst
Tel: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br

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                   Website: http://www.grupopaodeacucar.com.br


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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets changes and are, therefore, subject to change.
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